SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-51313
CUSIP Number: 830695102

☒ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☐ Form 10-Q     ☐ Form N-SAR      ☐ Form N-CSR

For the Period Ended: March 29, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

IEH Corporation
Full Name of Registrant

140 58th Street, Suite 8E
Address of Principal Executive Offices (street and number)

Brooklyn, NY 11220
City, State and Zip Code

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PART II — RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statements or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

IEH Corporation (the “Registrant”) files this report for a 15-day extension for filing its Annual Report on Form 10-K for the period ended March 29, 2019 (“Form 10-K”). The Registrant will not be in position to file its Form 10-K by the prescribed filing date without unreasonable effort or expense due to the delay experienced by the Registrant in completing its financial statements for the period ended March 29, 2019 and other information contained in the Form 10-K. This has resulted in a delay by the Registrant in obtaining the final review of such financial statements by its Audit Committee and its independent registered public accounting firm. Therefore, Registrant’s management is unable to finalize the financial statements and prepare its discussion and analysis in sufficient time to file the Form 10-K by the prescribed filing date. The Registrant is working diligently to file the Form 10-K and anticipates that it will file its Form 10-K no later than fifteenth (15th) calendar day following the prescribed filing date.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Robert Knoth	(718)	492-9673
Name	Area Code	Telephone Number

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net sales for the year ended March 29, 2019 is anticipated to increase as compared with the year ended March 30, 2018 in which we reported net sales of $23,472,694. However, we anticipate that net sales for the period ended March 29, 2019 will be in the range of $28,400,000 to $28,500,000.

The increase in net sales is due primarily to the Company’s efforts in increasing both commercial and international sales.

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Net income for the year ended March 29, 2019 is anticipated to increase as compared with the year ended March 30, 2018 in which we reported net income of $2,565,999 or $1.11 per share on a primary basis. However, we anticipate that net income for the period ended March 29, 2019 will be approximately $5,349,000 or $2.30 per share on a primary basis.

This estimated net income increase can be attributed primarily to the increase in production and sales.

[Signature Page to Follow]

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SIGNATURE

IEH Corporation

(Name of Registrant as specified in charter)

Registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2019	By:	/s/ Robert Knoth

Robert Knoth
Chief Financial Officer

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